STATEMENT OF INVESTMENTS

Dreyfus Government Cash Management
April 30, 2006 (Unaudited)

U.S. Government Agencies--31.2%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank			
6/1/06	4.79	275,000,000 a	274,999,997
10/6/06	4.79	125,000,000 a	124,983,955
Federal Home Loan Bank System			
5/1/06	4.71	82,901,000	82,901,000
5/2/06	4.70	24,943,000	24,939,744
5/8/06	4.71	100,000,000	99,908,611
6/21/06	4.80	208,500,000	207,099,922
Federal Home Loan Mortgage Corp.			
10/24/06	5.05	100,000,000	97,589,778
11/1/06	5.07	100,000,000	97,475,111
Federal National Mortgage Association			
6/21/06	4.80	249,000,000	247,327,965
Total U.S. Government Agencies (cost $1,257,226,083)			**1,257,226,083**

Repurchase Agreements--73.8%			
ABN AMRO Bank N.V. dated 4/28/2006, due 5/1/2006 in the amount of $500,195,417 (fully collateralized by $331,181,000 U.S. Treasury Bonds, 4.50%-10.375%, due 11/15/2012-2/15/2036, value $375,222,284 and $138,373,000 U.S. Treasury Notes, 2.625%-5.75%, due 5/15/2008-8/15/2010, value $134,778,104)	4.69	500,000,000	500,000,000
Banc of America Securities LLC dated 4/28/2006, due 5/1/2006 in the amount of $500,195,417 (fully collateralized by $518,880,000 U.S. Treasury Notes, 2%-3.625%, due 5/15/2006-12/15/2009, value $510,000,659)	4.69	500,000,000	500,000,000
Barclays Financial LLC dated 4/28/2006, due 5/1/2006 in the amount of $190,072,833 (fully collateralized by $41,410,000 Federal Home Loan Bank, Bonds, 3.875%, due 2/15/2008, value $40,803,660, $19,452,000 Federal National Mortgage Association, Notes, 5%, due 2/27/2008, value $19,519,542 and $135,682,000 Federal Home Loan Mortgage Corp., Notes, 0%, due 7/25/2006-12/27/2006, value $133,480,540)	4.60	190,000,000	190,000,000
Citigroup Global Markets Holdings Inc. dated 4/28/2006, due 5/1/2006 in the amount of $500,198,333 (fully collateralized by $62,111,000 Federal Home Loan Mortgage Corp., Bonds, 0.00%-6.75%, due 9/15/2015-9/15/2029, value $71,615,095, $183,787,000 Federal Home Loan Mortgage Corp., Notes, 0.00%-4.90%, due 9/15/2006-9/15/2021, value $178,594,485, $207,795,000 Federal National Mortgage Association, Notes, 5.60%-5.67%, due 3/29/2011-4/26/2011, value $207,573,521, $41,359,000 Tennessee Valley Authority, Bonds, 0.00%-7.125%, due 5/1/2006-1/15/2038, value $36,433,277, and			

$18,003,000 Tennessee Valley Authority, Notes, 0.00%-4.75%, due 10/15/2007-4/15/2042, value $15,784,346)	4.76	500,000,000	500,000,000
Goldman, Sachs & Co.			
dated 4/28/2006, due 5/1/2006 in the amount of $178,069,717 (fully collateralized by $75,000,000 Federal Home Loan Bank System, Bonds, 3.07%-5.02%, due 4/27/2007-10/18/2010, value $73,491,000, $69,547,000 Federal Home Loan Mortgage Corp., Notes, 3%-5.33%, due 1/23/2008-9/3/2013, value $67,034,574, $14,688,000 Federal National Mortgage Association, Bonds, 6.25%, due 5/15/2029, value $16,356,713, and $25,777,000 Federal National Mortgage Association, Notes, 2.50%, due 6/15/2008, value $24,677,897)	4.70	178,000,000	178,000,000
J.P. Morgan Chase & Co.			
dated 4/28/2006, due 5/1/2006 in the amount of $500,194,167 (fully collateralized by $380,786,000 U.S. Treasury Bills, due 5/4/2006, value $380,782,192 and $125,000,000 U.S. Treasury Notes, 3.47%, due 5/15/2006, value $129,218,750)	4.66	500,000,000	500,000,000
Morgan Stanley			
dated 4/28/2006, due 5/1/2006 in the amount of $400,156,000 (fully collateralized by $927,140,000 U.S. Treasury Strips, due 8/15/2020-8/15/2022, value $408,000,125)	4.68	400,000,000	400,000,000
UBS Securities LLC			
dated 4/28/2006, due 5/1/2006 in the amount of $200,077,833 (fully collateralized by $208,483,000 U.S. Treasury Bills, 4.67%, due 10/5/2006, value $204,000,616)	4.67	200,000,000	200,000,000
Total Repurchase Agreements (cost $2,968,000,000)			**2,968,000,000**
Total Investments (cost $4,225,226,083)		**105.0%**	**4,225,226,083**
Liabilities, Less Cash and Receivables		**(5.0%)**	**(200,422,147)**
Net Assets		**100.0%**	**4,024,803,936**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.